UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM SD

Specialized Disclosure Report

Hardinge Inc.
(Exact name of registrant as specified in its charter)

New York	000-15760	16-0470200
(State or other jurisdiction of incorporation or organization)	Commission File Number	(IRS Employer Identification No.)

One Hardinge Drive, Elmira, NY 14902
(Address of principal executive offices) (Zip Code)

Douglas C. Tifft	(607) 734-2281

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒          Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01  Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Hardinge Inc. (the “Company”) has filed a Conflict Minerals Report for the calendar year ended December 31, 2013 as Exhibit 1.02 to this Specialized Disclosure Report on Form SD.  A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2013 is also publicly available on the Company’s website at www.hardinge.com.

Item 1.02  Exhibit

The Company’s Conflict Minerals Report for the calendar year ended December 31, 2013 is filed as Exhibit 1.02 hereto.

Item 2.01  Exhibit

Exhibit No.	Name of Exhibit

1.02	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HARDINGE INC.
Registrant

By:	/S/Douglas C. Tifft	May 30, 2014
Name: Douglas C. Tifft Title: Senior Vice President, Administration		Date